                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                             BRAZIL FAST FOOD CORP.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                  105755 10 2
                                 (CUSIP Number)

                    AIG LATIN AMERICA EQUITY PARTNERS, LTD.
                           70 PINE STREET, 27TH FLOOR
                               NEW YORK, NY 10005
                             ATTN.: ALBERTO MARCEL
                                 (212)770-6539

                                WITH A COPY TO:
                      CURTIS MALLET-PREVOST, COLT & MOSLE
                          101 PARK AVENUE, 35TH FLOOR
                            NEW YORK, NEW YORK 10178
                            ATTN.: LAWRENCE GOODMAN
                                 (212) 696-6099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                AUGUST 11, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.:  105755 10 2

-------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1      AIG LATIN AMERICA EQUITY PARTNERS, LTD.
-------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [     ]
                                                                                 (b) [     ]
-------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                   WC
-------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                                           [    ]
-------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   BERMUDA
-------------------------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF                 -0-
         SHARES            ----------------------------------------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
      OWNED BY EACH                 1,750,000
        REPORTING          ----------------------------------------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                    -0-
                           ----------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     1,750,000
-------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,750,000
-------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

-------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        16.2%
-------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
            CO
-------------------------------------------------------------------------------------------------------------



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


CUSIP No.:  105755 10 2

-----------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   AMERICAN INTERNATIONAL UNDERWRITERS OVERSEAS, LTD.
-----------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [     ]
                                                                                 (b) [     ]
-----------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   WC
-----------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                                               [    ]
-----------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   BERMUDA
-----------------------------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF                 -0-
         SHARES           ---------------------------------------------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
      OWNED BY EACH                 1,750,000
        REPORTING         ---------------------------------------------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                    -0-
                          ---------------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                     1,750,000
-----------------------------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11        1,750,000
-----------------------------------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]
  12
-----------------------------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  13    16.2%
-----------------------------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
  14        CO, IC
-----------------------------------------------------------------------------------------------------------------


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


CUSIP No.: 105755 10 2

------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   AMERICAN INTERNATIONAL GROUP, INC.
                   I.R.S. IDENTIFICATION NO. 13-2592361
------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [     ]
                                                                                 (b) [     ]
------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

                   WC
------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

          ITEMS 2(d) OR 2(e)                                                                               [    ]
------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
------------------------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7      -0-
        NUMBER OF          ---------------------------------------------------------------------------------------
         SHARES                 SHARED VOTING POWER
      BENEFICIALLY         8        1,750,000
      OWNED BY EACH        ---------------------------------------------------------------------------------------
        REPORTING               SOLE DISPOSITIVE POWER
         PERSON            9      -0-
          WITH             ---------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     1,750,000
------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,750,000
------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        16.2%
------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON
            HC, CO
------------------------------------------------------------------------------------------------------------------


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



ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $.0001 par value (the "Common Stock") of Brazil Fast Food Corp. (the "Company"), a Delaware corporation whose principal executive offices are located at Praia do Flamengo, 200-22 Andar, CEP 22210-030, Rio de Janeiro, Brazil.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)   through (c).

         (i) AIG Latin America Equity Partners, Ltd. ("AIGLAEP"), an investment company organized under the laws of Bermuda, with its address at American International Building, 29 Richmond Road, Pembroke, HM08 Bermuda,

         (ii) American International Underwriters Overseas, Ltd. ("AIUO"), an insurance company organized under the laws of Bermuda with its address at American International Building, 29 Richmond Road, Pembroke, HM08 Bermuda which owns the right to vote fifty-one percent (51%) of the voting stock of AIGLAEP, and

         (iii) American International Group, Inc. ("AIG"), a corporation organized under the laws of Delaware which owns all of the outstanding voting stock of AIUO. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The principal executive offices of AIG are located at 70 Pine Street, New York, New York 10270.

         Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co., Inc., a private holding company incorporated in Delaware



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

("Starr"), have the right to vote approximately 16.0%, 3.5% and 2.4%, respectively, of the outstanding common stock of AIG. The principal offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270.

         A list of the executive directors and officers ("Covered Persons") of AIGLAEP, AIUO, AIG, SICO, the Starr Foundation and Starr, their business addresses and principal occupations is attached hereto as Schedule I. Each of the Covered Persons is a citizen of the United States, except for (i) Mr. Joseph Johnson who is a Bermudian subject, (ii) Messrs. Chan, Cubbon, Manton, Tse, Collis and Waley who are British subjects, (iii) Mr. Cohen who is a Canadian subject, (iv) Messrs. Cusia and Zalamea who are Philippine citizens,
(v) Mr. Koay who is a Taiwanese citizen (vi) Messrs. Hibert and Marcel who are Argentine citizens, (vii) Mr. Osorio who is a Brazilian citizen, (viii) Mr. Leon who is a Peruvian citizen, and (ix) Mr. Baldovino who is a Chilean citizen.

         (d) and (e). During the last five years, none of AIGLAEP, AIUO, AIG, SICO, The Starr Foundation and Starr, nor to their best knowledge of each such entity, any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective August 11, 1997, AIGLAEP entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Company pursuant to which AIGLAEP purchased

1,500,000 shares of Common Stock (the "Shares") and five-year warrants (the "Warrants") to purchase 250,000 shares of Common Stock at an initial exercise price of $4.00 per share, which exercise price and number of shares which may be purchased upon exercise thereof is subject to adjustment. $4,500,000 of the working capital of AIGLAEP was used to purchase the Shares and the Warrants.

ITEM 4. PURPOSE OF TRANSACTION.

         AIGLAEP has acquired the securities reported herein for investment purposes and may, from time to time, depending on its evaluation of the market for the Common Stock, other opportunities available to it, its financial requirements and other possible future developments, decide to increase or decrease its holdings of the Common Stock. In addition, as detailed below, AIGLAEP currently has the right to nominate one member of the Board of Directors of the Company, has the right to approve certain corporate transactions and under certain circumstances, would have the right to nominate a majority of the Board of Directors of the Company.

         Pursuant to the terms of the Stock Purchase Agreement and the Stockholders' Agreement between AIGLAEP, the Company and certain stockholders' of the Company listed on Schedule A thereto (which agreement was entered into concurrently with the Stock Purchase Agreement and is attached hereto as
Exhibit 4), AIGLAEP and certain of its transferees have the right to nominate one member of the Board of Directors of the Company, and have the right to nominate additional Directors which, under certain circumstances may enable AIGLAEP to nominate directors constituting a majority of the Board of Directors of the Company (through an expansion of the Board and the filling of vacancies created by the resignation of certain Directors serving at such time) if the Company does not attain certain operating goals. Pursuant to the terms of the Stockholders' Agreement the current directors and executive officers and certain other stockholders of the Company have agreed to take any and all action, including voting their respective shares of Common Stock, to cause the nominee(s) designated by AIGLEAP to be elected to the Board.

         The Stockholders' Agreement also provides that the Company shall not offer, issue or sell any shares of capital stock of the Company, or any warrants or options to purchase or rights to subscribe for or any other securities convertible into or exchangeable for shares of capital stock of the Company, unless the Company first offers to AIGLAEP its proportionate percentage (as such term is defined in the Stockholders' Agreement) of the securities proposed to be offered by the Company. Pursuant to the terms of the Stockholders' Agreement, AIGLEAP also has certain other rights in connection with certain sales by the stockholders party to such Agreement of the shares of Common Stock owned by such stockholders.

         In addition, as more fully described in the Stockholders' Agreement, the Company may not, without the prior written approval of AIGLAEP and certain of its transferees: (i) sell, abandon, transfer, lease or otherwise dispose of all or substantially all of its properties or assets to any other company, companies, entity or entities, subject to the Board of Directors of the Company fulfilling its fiduciary duties; (ii) purchase, lease or otherwise acquire all or substantially all of the properties or assets of another corporation or entity; (iii) during the first three (3) years after August 11, 1997, make any payment on account of the purchase, redemption or other retirement of any shares of its capital stock and thereafter, make any payment on account of the non pro rata purchase, redemption or other retirement of any shares of its capital stock;

(iv) merge or consolidate with or into, or permit any subsidiary to merge or consolidate with or into, any other company, companies, entity or entities, provided that any wholly-owned subsidiary of the Company may merge or consolidate with or into another wholly-owned subsidiary of the Company, subject to the Board of Directors of the Company fulfilling its fiduciary duties; (v) voluntarily dissolve, liquidate or wind up or carry out any partial liquidation or distribution or transaction in the nature of a partial liquidation or distribution; (vi) take any action to cause an amendment to the Certificate of Incorporation or By-Laws of the Company which would affect the rights or obligations of any of the stockholders party to the Stockholders' Agreement; (vii) enter into any agreements or transactions between the Company or any affiliate thereof and the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and President of the Company or any management group stockholder or any of their respective affiliates; (viii) issue or agree to issue any shares of preferred equity at any price or any shares of common equity or any security, right, option or warrant convertible into or exercisable for, shares of the Company's stock, in either case, at a lower per share price than that paid by the AIGLAEP for its Shares; provided, however that this restriction shall not apply to (a) shares of Common Stock or warrants, options, rights or securities convertible into or exchangeable for capital stock of the Company issued as consideration in the acquisition by the Company of the stock or assets of another company, provided that such acquisition and issuance has been approved by the Board of Directors of the Company, including the Director nominated by AIGLAEP, (b) any shares of Common Stock or warrants, options, rights or securities convertible into or exchangeable for capital stock of the Company issued in connection with any pro rata stock split, stock dividends or similar event affecting the Common Stock, and (c) shares of Common Stock issued pursuant to the exercise of currently outstanding warrants or options or any options which may be issued under the Company's currently existing Stock Option Plan; (ix) increase the number of persons serving on the Board; (x) make any significant changes in the Company's or its subsidiaries' accounting policies, unless required by law; (xi) permit material deviations from its business strategy, such as any expansion of the Company's business outside of Brazil or any change in the fundamental nature of the business of the Company as conducted on August 11, 1997; (xii) change any component of the current compensation of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and President of the Company, which compensation shall include salary, bonus, stock options and fringe benefits; (xiii) declare any dividends; (xiv) adopt or amend any stock option, stock purchase or similar plan.

         AIGLAEP and the Company have also entered into a Registration Rights Agreement (attached hereto as Exhibit 6) pursuant to which the Company has agreed to register the Shares under the Securities Act of 1933, as amended (the "Act") within 45 days of August 11, 1997. In the event that the Shares are not subject to an effective registration statement within 135 days after August 11, 1997, AIGLAEP shall have the right to sell the Shares to the Company at a price of $4.00 per share within 30 days of such 135-day period.

         Subject to the foregoing, neither of the Reporting Persons nor, to the best knowledge of the Reporting Person, any of the Officers and Directors has any present plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or senior management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's Articles of Incorporation, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

         (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is based upon the number


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

of shares of Common Stock outstanding as contained in the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1997.

         (c). Each of AIGLAEP, AIUO, AIG, SICO, The Starr Foundation and Starr, and, to the best knowledge of each such entity, the Covered Persons, have not engaged in any transactions in the Common Stock within the past 60 days other than in connection with the purchase of Common Stock by AIGLAEP under the Stock Purchase Agreement.

         (d) and (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Contracts, arrangements, understandings and relationships with respect to securities of the Company consist of the Stock Purchase Agreement, the Stockholders Agreement, the Warrant Agreement and the Registration Rights Agreement, each of which is attached as an exhibit hereto and is incorporated in its entirety by reference. Except as otherwise set forth in this statement and the Exhibits hereto, there are no contracts, arrangements, understandings or relationships between any of AIGLAEP, AIUO, AIG, SICO, The Starr Foundation or Starr, or any of the Covered Persons and any other person with respect to any securities of the issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement relating to the joint filing of Statement on Schedule 13D dated as of August 11, 1997 as required by Rule 13d-1(f).

         2. Officers and Directors.

         3. Stock Purchase Agreement by and between the Company and AIGLAEP.

         4. Stockholders' Agreement by and among the Company, AIGLAEP and the stockholders listed on Schedule A thereto.


         5. Warrant Agreement by and between AIGLAEP and the Company.

         6. Registration Rights Agreement between AIGLAEP and the Company.



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                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 20, 1997.

                                   AIG LATIN AMERICA EQUITY
                                   PARTNERS, LTD.

                                   By:  /s/ L. Michael Murphy
                                        ---------------------------------
                                   Name:  L. Michael Murphy
                                   Title:  Director

                                   AMERICAN INTERNATIONAL
                                   UNDERWRITERS OVERSEAS, LTD.

                                   By   /s/ L. Michael Murphy
                                        ---------------------------------
                                   Name:  L. Michael Murphy
                                   Title:  Vice President and Secretary

                                   AMERICAN INTERNATIONAL GROUP, INC.

                                   By   /s/ Kathleen E. Shannon
                                        ---------------------------------
                                   Name:  Kathleen E. Shannon
                                   Title  Vice President and Secretary




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                                 EXHIBIT INDEX

                                                                  SEQUENTIALLY
DOCUMENT                                                          NUMBERED PAGE

1.       Agreement relating to the joint                               ----
         filing of Statement on Schedule
         13D dated as of August 11, 1997 as
         required by Rule 13d-1(f).

2.       Officers and Directors.                                       ----


3.       Stock Purchase Agreement by and                               ----
         between the Company and AIGLAEP.

4.       Stockholders' Agreement by and among                          ----
         the Company, AIGLAEP and the stockholders listed on Schedule A thereto.

5.       Warrant Agreement by and between AIGLAEP and                  ----
         the Company.

6.       Registration Rights Agreement by and between                  ----
         AIGLAEP and the Company.




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